SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

CM Finance Inc

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

12574Q103

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 12574Q103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,818,186
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,818,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.9% **
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 12574Q103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cyrus Capital Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,818,186
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,818,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.9% **
12	TYPE OF REPORTING PERSON* OO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 12574Q103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,818,186
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,818,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.9% **
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 12574Q103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crescent 1, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 717,819
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 717,819
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2% **
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 12574Q103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CRS Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 645,274
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 645,274
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% **
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 12574Q103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cyrus Opportunities Master Fund II, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,077,092
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,077,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.2% **
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 12574Q103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cyrus Select Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 378,001
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8% **
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 12574Q103	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cyrus Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,363,093
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,363,093
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0% **
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

This Amendment No. 2 to the Schedule 13G (this “Amendment”) is being filed on behalf of Cyrus Capital Partners, L.P., a Delaware limited partnership (the “Investment Manager”), Mr. Stephen C. Freidheim, the principal of the Investment Manager, Crescent 1, L.P., a Delaware limited partnership (the “Crescent Fund”), CRS Master Fund, L.P., a Cayman Islands exempted limited partnership (the “CRS Fund”), Cyrus Opportunities Master Fund II, Ltd., a Cayman Islands exempted limited company (the “Opportunities II Fund”), Cyrus Select Opportunities Master Fund, Ltd., a Cayman Islands exempted limited company (the “Select Fund”), Cyrus Capital Advisors, LLC, a Delaware limited liability company that serves as the general partner of the Crescent Fund and the CRS Fund (the “General Partner”), and Cyrus Capital Partners GP, LLC, a Delaware limited liability company that serves as the general partner of the Investment Manager and the managing member of the General Partner (the “GP of the Investment Manager,” and together with the Investment Manager, the General Partner, Mr. Freidheim, the Crescent Fund, the CRS Fund, the Opportunities II Fund and the Select Fund, the “Reporting Persons”), relating to Common Stock, $0.001 par value (“Common Stock”), of CM Finance Inc, a Maryland corporation (the “Issuer”).

This Amendment relates to the Common Stock of the Issuer owned by the Crescent Fund, the CRS Fund, the Opportunities II Fund and the Select Fund (collectively, the “Cyrus Funds”). The Investment Manager serves as the investment adviser to the Cyrus Funds and may direct the disposition of the 3,818,186 shares of Common Stock held by the Cyrus Funds. As the general partner of the investment adviser to the Cyrus Funds, the GP of the Investment Manager may direct the disposition of the 3,818,186 shares of Common Stock held by the Cyrus Funds. As the principal of the Investment Manager, Mr. Freidheim may direct the disposition of the 3,818,186 shares of Common Stock held by the Cyrus Funds. The General Partner is the general partner of the Crescent Fund and the CRS Fund and, to the extent the General Partner can decide to terminate each of the investment management agreements that exists between the Investment Manager and each of the Crescent Fund and CRS Fund, may direct the disposition of the 1,363,093 shares of Common Stock held by the Crescent Fund and the CRS Fund. This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on February 12, 2015 by the Reporting Persons, as amended on February 12, 2016 (the “Original 13G”).

This Amendment amends and restates the Original 13G as set forth below.

Item 1(a)	Name of Issuer.

CM Finance Inc

Item 1(b)	Address of Issuer’s Principal Executive Offices.

601 Lexington Avenue, 26th Floor

New York, New York 10022

Item 2(a)	Name of Person Filing.

(1)	Cyrus Capital Partners, L.P.
(2)	Cyrus Capital Partners GP, LLC
(3)	Mr. Stephen C. Freidheim
(4)	Crescent 1, L.P.
(5)	CRS Master Fund, L.P.
(6)	Cyrus Opportunities Master Fund II, Ltd.
(7)	Cyrus Select Opportunities Master Fund, Ltd.
(8)	Cyrus Capital Advisors, LLC

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all filers:

65 East 55th Street, 35th Floor

New York, New York 10022

Item 2(c)	Citizenship or Place of Organization.

(1)	Cyrus Capital Partners, L.P. is a Delaware limited partnership.
(2)	Cyrus Capital Partners GP, LLC is a Delaware limited liability company.
(3)	Stephen C. Freidheim is a United States citizen.
(4)	Crescent 1, L.P. is a Delaware limited partnership.
(5)	CRS Master Fund, L.P. is a Cayman Islands exempted limited partnership.
(6)	Cyrus Opportunities Master Fund II, Ltd. is a Cayman Islands exempted limited company.
(7)	Cyrus Select Opportunities Master Fund, Ltd. is a Cayman Islands exempted limited company.
(8)	Cyrus Capital Advisors, LLC is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 par value (“Common Stock”).

Item 2(e)	CUSIP Number.

12574Q103

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a)	The Crescent Fund is the beneficial owner of 717,819 shares of Common Stock that it holds directly.

The CRS Fund is the beneficial owner of 645,274 shares of Common Stock that it holds directly.

The Opportunities II Fund is the beneficial owner of 2,077,092 shares of Common Stock that it holds directly.

The Select Fund is the beneficial owner of 378,001 shares of Common Stock that it holds directly.

The Investment Manager is the beneficial owner of 3,818,186 shares of Common Stock held by the Cyrus Funds.

The GP of the Investment Manager is the beneficial owner of 3,818,186 shares of Common Stock held by the Cyrus Funds.

Mr. Freidheim is the beneficial owner of 3,818,186 shares of Common Stock held by the Cyrus Funds.

The General Partner may be deemed to beneficially own 1,363,093 shares of Common Stock held by the Crescent Fund and the CRS Fund as a result of being the general partner of the Crescent Fund and the CRS Fund.

(b)	The Crescent Fund is the beneficial owner of 5.2% of the outstanding shares of Common Stock.

The CRS Fund is the beneficial owner of 4.7% of the outstanding shares of Common Stock.

The Opportunities II Fund is the beneficial owner of 15.2% of the outstanding shares of Common Stock.

The Select Fund is the beneficial owner of 2.8% of the outstanding shares of Common Stock.

The Investment Manager is the beneficial owner of 27.9% of the outstanding shares of Common Stock.

The GP of the Investment Manager is the beneficial owner of 27.9% of the outstanding shares of Common Stock.

Mr. Freidheim is the beneficial owner of 27.9% of the outstanding shares of Common Stock.

The General Partner may be deemed to beneficially own 9.96% of the outstanding shares of Common Stock.

These percentages are determined by dividing the number of shares of Common Stock beneficially owned by each of the Reporting Persons on December 31, 2017 by 13,689,221, the number of shares of Common Stock issued and outstanding as of December 31, 2017, as reported in the Issuer’s most recent 10-Q filed on February 7, 2018.

(c)	The Crescent Fund may direct the disposition of the 717,819 shares of Common Stock that it holds directly.

The CRS Fund may direct the disposition of the 645,274 shares of Common Stock that it holds directly.

The Opportunities II Fund may direct the disposition of the 2,077,092 shares of Common Stock that it holds directly.

The Select Fund may direct the disposition of the 378,001 shares of Common Stock that it holds directly.

The Investment Manager, as the investment adviser to the Cyrus Funds, and the GP of the Investment Manager, as the general partner of the Investment Manager, may direct the disposition of the 3,818,186 shares of Common Stock held by the Cyrus Funds. As the principal of the Investment Manager, Mr. Freidheim may direct the disposition of the 3,818,186 shares of Common Stock held by the Cyrus Funds. As the general partner of the Crescent Fund and the CRS Fund, to the extent the General Partner can decide to terminate each of the investment management agreements that exists between the Investment Manager and each of the Crescent Fund and CRS Fund, the General Partner may direct the disposition of the 1,363,093 shares of Common Stock held by the Crescent Fund and the CRS Fund.

The power to vote the shares of Common Stock held by the Cyrus Funds has been delegated as disclosed in the Post-Effective Amendment No. 3 to Form N-2 of the Issuer filed on October 14, 2016.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be a group.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018

CYRUS CAPITAL PARTNERS, L.P.

By:	Cyrus Capital Partners GP, LLC, its general partner

By:	/s/ Stephen C. Freidheim
Stephen C. Freidheim
Manager

CYRUS CAPITAL PARTNERS GP, LLC

By:	/s/ Stephen C. Freidheim
Stephen C. Freidheim
Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim

CRESCENT 1, L.P.

By:	Cyrus Capital Advisors, LLC, its general partner

By:	Cyrus Capital Partners GP, LLC, its managing member

By:	/s/ Stephen C. Freidheim
Stephen C. Freidheim
Manager

CRS MASTER FUND, L.P.

By:	Cyrus Capital Advisors, LLC, its general partner

By:	Cyrus Capital Partners GP, LLC, its managing member

By:	/s/ Stephen C. Freidheim
Stephen C. Freidheim
Manager

CYRUS OPPORTUNITIES MASTER FUND II, LTD.

By:	/s/ Stephen C. Freidheim
Stephen C. Freidheim
Authorized Signatory

CYRUS SELECT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Stephen C. Freidheim
Stephen C. Freidheim
Authorized Signatory

CYRUS CAPITAL ADVISORS, LLC

By:	Cyrus Capital Partners GP, LLC, its managing member

By:	/s/ Stephen C. Freidheim
Stephen C. Freidheim
Manager